Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

June 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Elena Stojic

Re:	Request for Acceleration of the Effective Date of the Registration Statement on Form N-2 for Cross Shore Discovery Fund

Dear Ms. Stojic:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Registration Statement on Form N-2 be accelerated to Friday, June 28, 2019, or as soon thereafter as practicable.

Unified Financial Securities, LLC, the principal underwriter for Cross Shore Discovery Fund, has also signed this letter requesting acceleration.

The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Cross Shore Discovery Fund		Unified Financial Securities, LLC

/s/ Simon Berry		/s/ Kevin Guerette

By:	Simon Berry	By:	Kevin Guerette
Title:	Secretary	Title:	President